UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission File Number 0-16211

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dentsply Sirona Inc. 401(k) Savings and Employee Stock Ownership Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY SIRONA Inc.
221 West Philadelphia Street
York, Pennsylvania 17401-2991

REQUIRED INFORMATION

1. Financial Statements:

     The following financial information, including the Report of Independent Registered Public Accounting Firm thereon of the Dentsply Sirona Inc. 401(k) Savings and Employee Stock Ownership Plan is submitted herewith:

     Statements of Net Assets Available for Benefits at December 31, 2017 and 2016.

     Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2017 and 2016.

     Supplemental Schedule of Assets (Held at End of Year) at December 31, 2017.

2. Exhibits:

     The following exhibits are submitted herewith:

   Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dentsply Sirona Inc.
401(k) Savings and Employee Stock Ownership Plan

		By:	/s/ Nicholas W. Alexos
Nicholas W. Alexos
Executive Vice President and Chief Financial Officer

Date:	June 21, 2018

Dentsply Sirona Inc. 401(k) Savings and Employee Stock Ownership Plan
Table of Contents
December 31, 2017 and 2016

Page

Report of Independent Registered Public Accounting Firm	4

Financial Statements
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Supplementary Schedule
Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm
Trustees, Retirement Program Committee, and Participants
Dentsply Sirona Inc. 401(k) Savings and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Dentsply Sirona Inc. 401(k) Savings and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole

/s/ Baker Tilly Virchow Krause, LLP

York, Pennsylvania
We have served as the Plan’s auditor since 2004
June 21, 2018

Dentsply Sirona Inc. 401(k) Savings and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016
	2017	2016
Assets
Cash and Cash Equivalents	$10,387	$2,170
Investments, at Fair Value:
Shares of Registered Investment Companies,
Mutual Funds	163,178,010	259,065,526
Shares of Common Trust,
TRP Stable Value Fund	25,807,562	23,589,880
TRP Retirement Trust Funds	172,650,620	—
Common Stock,
Dentsply Sirona Inc. Common Stock	17,235,991	17,626,471
Dentsply Sirona Inc. Common Stock - Non-participant Directed Employee Stock Ownership Plan ("ESOP") Portion	226,975,124	221,716,271

Total Investments	605,847,307	521,998,148

Receivables:
Employer Contributions	13,793,087	6,980,027
Employer Contributions - Non-participant Directed ESOP Portion	—	6,603,493
Accrued Interest/Dividends	301,691	297,644
Participant Contributions	148,648	578
Transfer In from Plan Mergers (see Note 1)	54,870,034	—
Notes Receivable from Participants	6,619,662	6,266,489

Total Receivables	75,733,122	20,148,231

Total Assets	681,590,816	542,148,549

Liabilities	—	—

Net Assets Available for Benefits	$681,590,816	$542,148,549

See Notes to Financial Statements.

Dentsply Sirona Inc. 401(k) Savings and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016
	2017	2016
Additions
Investment Income
Net Appreciation in Fair Value of Investments	$82,583,633	$6,629,675
Interest and Dividends	10,019,228	8,937,055

Total Investment Income	92,602,861	15,566,730

Interest Income on Notes Receivables from Participants	281,911	290,894

Contributions
Employer	13,793,087	6,980,027
Participants	16,537,082	16,250,293
Participant Rollovers	1,986,968	1,240,411
Total Contributions	32,317,137	24,470,731

Total Additions	125,201,909	40,328,355

Deductions
Benefits Paid to Participants	(40,435,734)	(18,812,171)
Administrative Expenses	(193,942)	(20,617)

Total Deductions	(40,629,676)	(18,832,788)

Net Increase in Net Assets Available for Benefits	84,572,233	21,495,567

Transfer In from Plan Mergers (see Note 1)	54,870,034	249,844,060

Net Assets Available for Benefits - Beginning of Year	542,148,549	270,808,922

Net Assets Available for Benefits - End of Year	$681,590,816	$542,148,549

See Notes to Financial Statements.

Dentsply Sirona Inc. 401(k) Savings and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Dentsply Sirona Inc. 401(k) Savings and Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan covering all permanent full and part-time employees of Dentsply Sirona Inc. (the “Company”) and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States and who are not covered by another Company plan. The Plan was established January 1, 1992, and amended, subsequently, several times. As discussed in Note 8, on January 1, 2018, the Plan was amended and restated to reflect the mergers discussed below and new plan design changes necessary to be compliant with the Qualified Automatic Contribution Arrangement to receive safe harbor protection. Certain aspects of the Plan operate as an employee stock ownership plan and those aspects are designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Mergers

Effective December 31, 2016, the assets of the Dentsply Employee Stock Ownership Plan (the “ESOP”) were transferred into the Plan. The ESOP transferred in-kind all of its investments on December 30, 2016. The Statement of Net Assets Available for Benefits reflects the fair value of the assets of the Plan and those from the ESOP and the Statement of Changes in Net Assets Available for Benefits reflects the activity of the Plan and includes the transfer in of the assets from the ESOP. Included in the investments of $249,844,060 transferred in on December 30, 2016 was $221,716,271 of Company stock, which is a non-participant directed investment. On January 1, 2017, the new merged plan was amended, restated and renamed the Dentsply Sirona Inc. 401(k) Savings and Employee Stock Ownership Plan.

Effective December 31, 2017, the Sirona Dental Systems Inc. 401(k) Plan (“Sirona Plan”) and the ADP TotalSource Retirement Savings Plan (“MIS Plan”) (collectively referred to as the “Merged Plans”) were merged with and into the Plan adding 513 participants to the Plan. The Merged Plans liquidated all of their investments on December 31, 2017 and the transfer of assets occurred on January 2, 2018. The Statement of Net Assets Available for Benefits reflects the fair value of the assets of the Plan and those assets from both the Sirona Plan and MIS Plan at December 31, 2017. The Statement of Changes in Net Assets Available for Benefits reflects the activity of the Plan and includes a transfer in of the assets from the Sirona Plan and MIS Plan in the amount of $54,870,034 at December 31, 2017. On January 1, 2018, the Plan was amended and restated to reflect the above referenced mergers.

Plan Administration

The Plan is administered by the Retirement Program Committee (the “Committee”). At December 31, 2017 and 2016, T. Rowe Price Trust Company (“TRP”) was under a contract as the trustee (the “Trustee”) and custodian of the Plan’s assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. At December 31, 2017 and 2016, TRP was the record keeper of the Plan. The Trustee invests funds received from contributions, investment sales, interest and dividend income and makes distribution payments to participants.

Participation

An employee may become a participant in the Plan as soon as administratively feasible following their employment date. If the employee does not make an affirmative election to participate or opt out of participation, they will be automatically enrolled in the Plan.

Contributions and Forfeitures

Each year, participants may make pre-tax and post-tax (Roth) contributions up to 100% of their annual compensation, as defined by the Plan, in multiples of 1% except for certain highly compensated participants who are subject to limitations. Participants that are automatically enrolled in the Plan will be deemed to have elected a salary deferral contribution of 3%. Participants may change their deferral election at any time throughout the year as defined in the Plan document. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The Company did not make matching contributions to the Plan in 2017 and 2016. Effective for the 2006 plan year and beyond, the Company, at the discretion of the Board of Directors, may make a non-elective contribution to eligible participants. Contributions are recognized in the period when earned as determined by the Company’s Board of Directors. During 2017 and 2016, the Company’s non-elective contribution amounted to $13,793,087 and $13,583,520 (of which $6,603,493 was recorded as an employer contribution receivable from the ESOP as of December 31, 2016), respectively. Forfeitures are used to reduce the Company non-elective contribution. As of December 31, 2017 and 2016, forfeited participants’ accounts amounted to $2,518,339 and $1,911,056, respectively. During 2017 and 2016, forfeitures were used in the amounts of $938,317 and $907,100, respectively,to reduce the 2017 and 2016 non-elective contributions that are recorded as receivables to the Plan at year end and were used in 2018 and 2017, respectively.

The participants may direct their contributions into several different investment options. If a participant fails to provide such direction, including those participants automatically enrolled in the Plan, contributions are invested in the target maturity fund appropriate for the participant’s expected normal retirement age. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

The Company may amend or revoke a participant’s deferral election if the Company determines that such revocation or amendment is necessary to ensure that a participant's annual addition for any plan year will not exceed the limitation of Section 5.6(b) of the Plan document, or to ensure that the actual deferral percentage nondiscrimination test is met for such plan year.

Participant Accounts

Each participant's account is credited with the participant’s contributions, Company non-elective contributions and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon. If participants cease participation, other than by retirement, disability, or death, the vested interest in Company non-elective contributions to their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested

Less than 2	—%
2	20%
3	40%
4	60%
5	80%
6 years and after	100%

Payment of Benefits

Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination or permanent disability. Participants may elect to receive their benefits in either a lump-sum payment or periodic installments as defined by the provisions of the Plan. Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the Plan Administrator. Distributions may have been made in the form of Company common stock, plus cash for any fractional shares, or only cash.

Notes Receivable from Participants

Participants may borrow from their accounts the lesser of $50,000 or 50% of their vested account balance (subject to a $1,000 minimum loan balance). Participants are charged a $50 fee for loans, which is paid directly from their account. Loan terms may not exceed five years, except for loans to facilitate the purchase of a primary residence. The loans bear interest at rates that range from 4.00% to 6.25% at December 31, 2017, which are commensurate with prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. Participants may not have more than two loans outstanding at the same time. Loans are secured by the balance in the participant’s account. Access to Company non-elective contribution balances is subject to the financial hardship conditions required under the hardship withdrawal provisions of the Plan.

Administrative Costs

Certain administrative costs of maintaining the Plan are absorbed by the Company and are excluded from these financial statements.

Voting Rights

Each participant to whose accounts shares of Company common stock have been allocated will direct the Trustee, with respect to the vote of the shares of Company common stock allocated to their accounts, and the Trustee shall follow the directions of those participants who provide timely instructions to the Trustee. However, the Trustee will vote any unallocated shares of Company common stock held by the trust, or any allocated shares of Company common stock as to which no voting instructions have been received, in such a manner as directed by the Retirement Program Committee. Each participant will be entitled to direct the Trustee as to whether or not to exercise any applicable rights with respect to shares of Company common stock allocated to such participant's accounts. In all other cases, the decision whether or not to exercise rights will be made by the Trustee in such manner as directed by the Retirement Program Committee. The Company will furnish the Trustee and each participant with such information as may be required under applicable law and the Company's charter-and by-laws as applicable to security holders in general with respect to any matter put to a vote of the stockholders of the Company.

Diversification

Diversification is offered to participants so that they may have the opportunity to move part of the value of their investment in Company common stock into investments which are more diversified. Participants have the option to diversify a portion of their investment holdings.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Retirement Program Committee determines the Plan's valuation policies utilizing information provided by the Trustee. See Note 3, Fair Value Measurements, for additional details.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the years. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. The loan default period is equal to the IRS maximum of 90 days, which is the end of the calendar quarter following the quarter in which the payment was missed. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2017 and 2016.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

NOTE 3 - FAIR VALUE MEASUREMENT

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observables and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily quoted net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Company common stock is valued at the closing price reported on the active market on which the stock is traded.

The stable value fund and the retirement trust funds are valued at the NAV of the units of collective trusts. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual Funds	$163,178,010	—	—	$163,178,010
Company Common Stock	244,211,115	—	—	244,211,115

Total assets in the fair value hierarchy	$407,389,125	—	—	407,389,125

Investment measured at net asset value (a)	—	—	—	198,458,182

				$605,847,307
(a) In accordance with Accounting Standards Codification Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of their fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

	Assets at Fair Value at December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual Funds	$259,065,526	—	—	$259,065,526
Company Common Stock	239,342,742	—	—	239,342,742

Total assets in the fair value hierarchy	$498,408,268	—	—	498,408,268

Investment measured at net asset value (a)	—	—	—	23,589,880

				$521,998,148
(a) In accordance with Accounting Standards Codification Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of their fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

For years ended December 31, 2017 and 2016, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

Investments Measured using NAV per share Practical Expedient

The following table summarizes investments measured at fair value using NAV per share at December 31, 2017 and 2016, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2017
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Common Trust
Stable Value Fund	$25,807,562	N/A	Daily	30 days
Retirement Trust Funds	172,650,620	N/A	Daily	90 days
N/A - Not applicable

	December 31, 2016
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Common Trust
Stable Value Fund	$23,589,980	N/A	Daily	30 days
N/A - Not applicable

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated June 26, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plan was qualified and the related trust was tax-exempt at the financial statement date.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 6 - RELATED PARTY TRANSACTIONS

During 2017 and 2016, certain plan investments were shares of registered investment companies and a stable value fund managed by T. Rowe Price Trust Company, the Trustee of the Plan. In addition, the Plan offers an investment in Dentsply Sirona Inc. common stock, which is stock of the Plan sponsor. The transactions in these investments are party-in-interest transactions which are exempt from prohibited transaction rules of ERISA. Additionally, the Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Purchases made by the Plan for the investment in the Company’s common stock amounted to $3,475,372 and $3,017,338 for the years ended December 31, 2017 and 2016, respectively. Sales made by the Plan for the investment in the Company’s common stock amounted to $37,510,631 and $2,872,796 for the years ended December 31, 2017 and 2016, respectively.

At December 31, 2017, the Plan held 3,709,724 shares of Dentsply Sirona Inc. common stock at a per share price of $65.83. At December 31, 2016, the Plan held 4,260,285 shares of Dentsply Sirona Inc. common stock at a per share price of $57.73.

For Non-participant Directed investments in the Company common stock, information about the significant components of the changes in net assets is as follows for the year ended December 31, 2017 and 2016:

Changes in Net Assets:	2017	2016

Net Appreciation in Fair Value of Investments	$29,827,596	$—
Interest and Dividends	173,772	—
Benefits Paid to Participants	(14,963,402)	—
Administrative Expenses	(52,079)	—
Transfers to Participant Directed Investments	(16,330,527)	—
Transfers in from Plan Merger	—	228,319,764

Net Change in Non-participant Directed Investments	$(1,344,640)	$228,319,764

Due to the merger of the ESOP on December 30, 2016, as discussed in Note 1, there were no significant components of the changes in net assets related to Non-participant Directed investments for the year ended December 31, 2016.

NOTE 7 - RISKS AND UNCERTAINTIES

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Concentration of investments in the Plan is representative of an individual investment fund balance totaling more than approximately 10% of total net assets available for benefits. As of December 31, 2017 and 2016, the Plan had investments of $244,211,115 and $239,342,742, respectively, concentrated in Company common stock. As of December 31, 2017 and 2016, these investments consisted of approximately 36% and 46% of total net assets available for benefits, respectively.

NOTE 8 - SUBSEQUENT EVENT

As discussed in Note 1 to the Financial Statements, effective January 1, 2018 the Plan document was amended and restated to reflect a Qualified Automatic Contribution Arrangement. Some of the key provisions of the new plan which differ from the provisions previously disclosed are 1) vesting has been accelerated to 100% at 2 years of service, 2) auto escalation has been added to begin January 1, 2019 not to exceed 10%, 3) employer match of 100% on the first 1% and 50% on the next 5% up to a maximum of 3.5%, 4) annual non-elective non-discretionary employer contribution has been changed from 6% to 3% and 5) investment option to purchase Company Stock has been removed.

Dentsply Sirona Inc. 401(k) Savings and Employee Stock Ownership Plan
Employer Identification Number: 39-1434669
Plan Number: 004
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

			(c)
			Description of Investment
		(b)	Including Maturity Date,		(e)
		Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)		Lessor or Similar Party	Par or Maturity Value	Cost	Value

		Met West Total Return Bond I	Mutual Fund	N/A	$5,565,156
*		TRP Spectrum Income Fund	Mutual Fund	N/A	6,963,177
		Vanguard Total Bond Index Adm	Mutual Fund	N/A	2,259,709
		Amer. Funds EuroPacific Growth Fund, R-4	Mutual Fund	N/A	6,806,770
*		TRP Balanced Fund	Mutual Fund	N/A	11,589,710
*		TRP Blue Chip Growth Fund	Mutual Fund	N/A	35,617,169
		Vanguard Extended Market Index	Mutual Fund	N/A	5,250,572
		Fidelity Small Cap Discovery	Mutual Fund	N/A	3,827,116
*		TRP Growth Stock Fund	Mutual Fund	N/A	19,220,388
		JP Morgan Mid Cap Value	Mutual Fund	N/A	3,558,548
*		TRP New Horizons Fund	Mutual Fund	N/A	17,312,200
*		TRP Science & Technology Fund	Mutual Fund	N/A	8,867,395
*		TRP Value Fund	Mutual Fund	N/A	12,785,482
		Vanguard Institutional Index Fund	Mutual Fund	N/A	21,608,882
		Vanguard Total Int. Stock Ind. Adm	Mutual Fund	N/A	1,078,827
		U.S. Treasury Money Fund	Mutual Fund	N/A	866,872
		Personal Strategy Balanced	Mutual Fund	N/A	3
		Personal Strategy Growth Fund	Mutual Fund	N/A	22
		International Stock Fund	Mutual Fund	N/A	12
*		TRP Retirement 2005 Tr Fund	Common Trust	N/A	615,135
*		TRP Retirement 2010 Tr Fund	Common Trust	N/A	1,662,811
*		TRP Retirement 2015 Tr Fund	Common Trust	N/A	5,695,990
*		TRP Retirement 2020 Tr Fund	Common Trust	N/A	18,433,825
*		TRP Retirement 2025 Tr Fund	Common Trust	N/A	28,950,381
*		TRP Retirement 2030 Tr Fund	Common Trust	N/A	28,168,189
*		TRP Retirement 2035 Tr Fund	Common Trust	N/A	30,005,088
*		TRP Retirement 2040 Tr Fund	Common Trust	N/A	25,632,469
*		TRP Retirement 2045 Tr Fund	Common Trust	N/A	19,894,322
*		TRP Retirement 2050 Tr Fund	Common Trust	N/A	8,893,788
*		TRP Retirement 2055 Tr Fund	Common Trust	N/A	3,614,793
*		TRP Retirement 2060 Tr Fund	Common Trust	N/A	184,499
*		TRP Retirement Balanced T Fund	Common Trust	N/A	899,330
*		TRP Stable Value Fund	Common Trust	N/A	25,807,562
*		Dentsply Sirona, Inc. Common Stock	Common Stock	N/A	17,235,991
*		Dentsply Sirona Inc. Common Stock (ESOP)	Common Stock	41,481,999	226,975,124
*		Notes Receivable from Participants	4.00% - 6.25%	—	6,619,662

		Total Investments			$612,466,969

*	-	Party-in-interest as defined by ERISA
N/A	-	Cost omitted for participant directed investments